Contact

www.linkedin.com/in/davidwbaird
(LinkedIn)
www.davidbaird.net (Blog)
www.gigmor.com (Company)

Top Skills

Digital Marketing
Product Development
Business Development

Languages

French

Publications

Living Inside My Head

David Baird

Founder/CEO, Gigmor
Santa Monica, California, United States

Summary

Founder of Gigmor, the leading live music marketplace, and
Troubadour Digital Media, a digital agency.

Former head of AOL's E-Commerce group which grew to over
$1B in annual revenue. Responsible for overall strategy, business
development and product management for the Shopping, Finance,
Computing, Travel and Small Business categories.

Specialties: Business Development, General Management, Product
Development, Digital Marketing

Experience

Gigmor
Founder/CEO
September 2014 - Present (9 years)
Santa Monica

The leading marketplace reinventing live music booking, ticketing and
promotion: 75K artists, 3,000 venues.

Troubadour Digital Media
CEO/Founder
2005 - June 2014 (9 years)
Santa Monica

Digital agency offering a full suite of design/development, SEO, social media
and content management services for Wordpress and custom websites.
Clients included Iron Chef winner Cat Cora and Producer David Foster.

America Online
Head, E Commerce
1995 - 2001 (6 years)

- Oversaw 5 category-leading E-Commerce channels generating over $1B in
revenue: Shopping, Finance, Travel, Computing, Small Business
- Formed strategic partnerships: Intuit, Travelocity and others

- Closed numerous major ad deals: Citigroup, E*Trade, TD Ameritrade and others
- Developed and implemented online marketing programs to drive growth of major E-Commerce businesses: online shopping, stock trading, online banking, online ticketing

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Education

École des Ponts Business School, Paris
MBA

Queen's University
MA, English

University of Toronto
BA